CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 25, 2026

Re:	Wahed Real Estate Series 1 LLC

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

Filed February 9, 2026

File No. 024-12496

Dear Mr. Holt:

Thank you for your prompt attention to Post-Qualification Amendment No. 3 to the Offering Statement of Wahed Real Estate Series 1 LLC (the “Company”). We acknowledge receipt of the comment in your letter of February 23, 2026 regarding Post-Qualification Amendment No. 3 to the Company’s Offering Statement, which we have set out below together with our responses.

Post-Qualification Amendment No. 3 filed February 9, 2026

General

1.	Please provide us with your analysis whether Rule 3-14 financial statements are required for the Lure Lane property, including the Rule 3-14 significance test for such property. In this regard, we note that prior to Wahed Financial’s acquisition of the Lure Lane property in January 2026, it was rented in September 2025 for a monthly rent of $3,769. Thus, it appears your acquisition of the Lure Lane property may constitute the acquisition of a real estate operation. It also appears the Lure Lane property would be a significant acquisition based on the property’s purchase price of $505,000 and your total assets as of December 31, 2024. Refer to paragraph (c) of Part F/S of Form 1-A and Rules 8-06 and 3-14 of Regulation S-X.

The reference to the September 2025 start date of the rental agreement for the Lure Lane property in “The Company’s Business – Property Overview – Series Lure Lane” was a typographical error. The Company accurately reflected that the Lure Lane property was rented in January 2026 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” and “Interest of Management and Others in Certain Transactions – Existing Transactions – Real Estate Agreements”. Specifically, Wahed Financial acquired the Lure Lane Property on January 2, 2026 and the Lure Lane Property was rented effective January 6, 2026. Since the acquisition of the property occurred prior to the start date of the rental agreement, we respectfully submit that Wahed Financial did not acquire a real estate operation and, therefore, is not required to provide separate financial statements with respect to the Lure Lane property.

We have corrected and revised the September 2025 reference in “The Company’s Business – Property Overview – Series Lure Lane” and, in that section and also in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” and “Interest of Management and Others in Certain Transactions – Existing Transactions – Real Estate Agreements,” we have added the specific date that the Lure Lane property was acquired and the later specific start date of the rental agreement for the Lure Lane property.

In addition, as part of our review of the disclosure in response to your comment, we noticed that we had used the date of September 8, 2025 as the date of the sale of the Waynick Drive property to Wahed Financial. That was in fact the date that the deed for the property was recorded as being transferred to Wahed Financial. The actual settlement date of the property sale was August 25, 2025, with the deed transfer being recorded at a later date. The Waynick property was rented starting August 27, 2025.

Thank you again for your assistance with the Company’s disclosure. If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen
Partner
CrowdCheck Law LLP

cc:	Pam Howell, Securities and Exchange Commission Jeanne Campanelli, CrowdCheck Law LLP